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Exhibit 12.1

Cobalt International Energy, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	($ in thousands)
Fixed Charges:
Interest expense	$74,768	$65,376	$3,140
Capitalized interest	58,458	17,699	—

Total	$133,226	$83,075	$3,140

Earnings:
Pretax (loss) income from continuing operations	(510,763)	$(589,024)	$(282,999)	$(133,637)	$(136,476)
Fixed charges	133,226	83,075	3,140	—	—
Less: Interest capitalized in current period	(58,458)	(17,699)	—	—	—

Total	(435,995)	$(523,648)	$(279,859)	$(133,637)	$(136,476)

Ratio of Earnings to Fixed Charges	—	—	—	—	—
Insufficient coverage	$569,221	$606,723	$282,999	N/A	N/A

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  Exhibit 12.1
Cobalt International Energy, Inc. Computation of Ratios of Earnings to Fixed Charges